

Industry Canada Industrie Canada

Certificate of Incorporation

Canada Business Corporations Act

Certificat de constitution

Loi canadienne sur les sociétés par actions

LUX RESIDENTIAL WARRANTY PROGRAM INC.

Name of corporation-Dénomination de la société

629225-9

Corporation number-Numéro de la société

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the *Canada Business Corporations Act.*

Je certifie que la société susmentionnée, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la *Loi canadienne sur les sociétés par actions.*

Director - Directeur

October 1, 2004 / le 1 octobre 2004

Date of Incorporation - Date de constitution

Canadä

 Industry Canada · Industrie Canada

Corporations Canada
9th floor
Jean Edmonds Towers South
365 Laurier Avenue West
Ottawa, Ontario K1A 0C8

Corporations Canada
9e étage
Tour Jean Edmonds sud
365, avenue Laurier ouest
Ottawa (Ontario) K1A 0C8

October 1, 2004 / le 1 octobre 2004

Your file - Votre référence

THERESA ROSE
THERESA@LEGALLINK.CA

Our file - Notre référence
629225-9

Re - Objet: **LUX RESIDENTIAL WARRANTY PROGRAM INC.**

Enclosed herewith is the document issued in the above matter.

Vous trouverez ci-inclus le document émis dans l'affaire précitée.

A notice of issuance of CBCA documents will be published in the *Monthly Transactions* .

Un avis de l'émission de documents en vertu de la LCSA sera publié dans les Transactions mensuelles.

IF A NAME OR CHANGE OF NAME IS INVOLVED, THE FOLLOWING CAUTION SHOULD BE OBSERVED:

S'IL EST QUESTION D'UNE DÉNOMINATION SOCIALE OU D'UN CHANGEMENT DE DÉNOMINATION SOCIALE, L'AVERTISSEMENT SUIVANT DOIT ÊTRE RESPECTÉ :

This name is available for use as a corporate name subject to and conditional upon the applicants assuming full responsibility for any risk of confusion with existing business names and trade marks (including those set out in the relevant NUANS search report(s)). Acceptance of such responsibility will comprise an obligation to change the name to a dissimilar one in the event that representations are made and established that confusion is likely to occur. The use of any name granted is subject to the laws of the jurisdiction where the company carries on business.

Cette dénomination sociale est disponible en autant que les requérants assument toute responsabilité de risque de confusion avec toutes dénominations commerciales et toutes marques de commerce existantes (y compris celles qui sont citées dans le(s) rapport(s) de recherches de NUANS pertinent(s)). Cette acceptation de responsabilité comprend l'obligation de changer la dénomination de la société en une dénomination différente advenant le cas où des représentations sont faites établissant qu'il y a une probabilité de confusion. L'utilisation de tout nom octroyé est sujette à toute loi de la juridiction où la société exploite son entreprise.

We trust this is to your satisfaction.

Nous espérons le tout à votre satisfaction.

Email: corporations.efiling@ ic.gc.ca
Internet: http://corporationscanada.ic.gc.ca

Canadä

 Industry Canada Industrie Canada

Canada Business Corporations Act Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE
NOTICE OF DIRECTORS OR NOTICE OF CHANGE OF DIRECTORS (SECTIONS 106 AND 113)	**LISTE DES ADMINISTRATEURS OU AVIS DE CHANGEMENT DES ADMINISTRATEURS (ARTICLES 106 ET 113)**

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société

LUX RESIDENTIAL WARRANTY PROGRAM INC.

2. Corporation No. - N° de la société
629225-9

Business No. - N° d'entreprise

3. The following persons became directors of this corporation:
Les personnes suivantes sont devenues administrateurs de la présente société:

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire	Resident Canadian Y/N Résident canadien O/N
KEVIN HAMILTON	2004-10-01	200 YORKLAND BLVD. , SUITE 700 , TORONTO, ON, Canada, M2J 5C1	Y

4. The following persons ceased to be directors of this corporation:
Les personnes suivantes ont cessé d'être administrateurs de la présente société:

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire

5. The directors of this corporation now are:
Les administrateurs de la présente société sont maintenant:

Name - Nom	Residential Address - Adresse domiciliaire	Resident Canadian Y/N Résident canadien O/N
KEVIN HAMILTON	200 YORKLAND BLVD. , SUITE 700 , TORONTO, ON, Canada, M2J 5C1	Y

Date	Name - Nom	Signature	Capacity of - en qualité de
2004-10-01	KEVIN HAMILTON		INCORPORATOR

Canadä

 Industry Canada   Industrie Canada

Canada Business
Corporations Act

Loi canadienne sur les
sociétés par actions

**ELECTRONIC TRANSACTION
REPORT**

**NOTICE OF REGISTERED
OFFICE OR NOTICE OF
CHANGE OF ADDRESS OF
REGISTERED OFFICE
(SECTION 19)**

**RAPPORT DE LA TRANSACTION
ÉLECTRONIQUE**

**AVIS DE DÉSIGNATION OU
DE CHANGEMENT
D'ADRESSE DU SIÈGE
SOCIAL
(ARTICLE 19)**

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société	2. Corporation No. - N° de la société
LUX RESIDENTIAL WARRANTY PROGRAM INC.	629225-9
	Business No. - N° d'entreprise

3. Province or territory in Canada where the registered office is to be situated.
La province ou le territoire au Canada où se situera le siège social.

Ontario

4. Civic address of Registered Office
Adresse civique du siège social

200 YORKLAND BLVD.
SUITE 700
TORONTO, ON, Canada
M2J 5C1

Effective Date of Change
Date de prise d'effet

2004-10-01

5. Mailing address, if different
Adresse postale si elle diffère

Effective Date of Change
Date de prise d'effet

Date	Name - Nom	Signature	Capacity of - en qualité de
2004-10-01	KEVIN HAMILTON		INCORPORATOR

Canada



Industry Canada	Industrie Canada	ELECTRONIC TRANSACTION REPORT	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions	ARTICLES OF INCORPORATION (SECTION 6)	STATUTS CONSTITUTIFS (ARTICLE 6)

Processing Type - Mode de Traitement:

1. Name of Corporation - Dénomination de la société

LUX RESIDENTIAL WARRANTY PROGRAM INC.

2. The province or territory in Canada where the registered office is to be situated -
La province ou le territoire au Canada où se situera le siège social

ON

3. The classes and any maximum number of shares that the corporation is authorized to issue -
Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The annexed Schedule 1 is incorporated in this form.
L'annexe 1 ci-jointe fait partie intégrante de la présente formule.

4. Restrictions, if any, on share transfers - Restrictions sur le transfert des actions, s'il y a lieu

The annexed Schedule 2 is incorporated in this form.
L'annexe 2 ci-jointe fait partie intégrante de la présente formule.

5. Number (or minimum and maximum number) of directors - Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum: 1   Maximum: 10

6. Restrictions, if any, on business the corporation may carry on -
Limites imposées à l'activité commerciale de la société, s'il y a lieu

The annexed Schedule 3 is incorporated in this form.
L'annexe 3 ci-jointe fait partie intégrante de la présente formule.

7. Other provisions, if any - Autres dispositions, s'il y a lieu

The annexed Schedule 4 is incorporated in this form.
L'annexe 4 ci-jointe fait partie intégrante de la présente formule.

8. Incorporators - Fondateurs

Name(s) - Nom(s)	Address (including postal code) - Adresse (inclure le code postal)	Signature
KEVIN HAMILTON	200 YORKLAND BLVD., SUITE 700, TORONTO, ONTARIO, CANADA, M2J 5C1	KEVIN HAMILTON

Canadä

THE CORPORATION IS AUTHORIZED TO ISSUE CLASS A AND CLASS B SHARES WITH THE FOLLOWING RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS:

1. CLASS A SHARES, WITHOUT NOMINAL OR PAR VALUE, THE HOLDERS OF WHICH ARE ENTITLED:

(A) TO RECEIVE THE REMAINING PROPERTY ON THE CORPORATION UPON DISSOLUTION.

2. CLASS B SHARES, WITHOUT NOMINAL OR PAR VALUE, THE HOLDERS OF WHICH ARE ENTITLED:

(A) TO A DIVIDEND AS FIXED BY THE BOARD OF DIRECTORS;

(B) UPON THE DISSOLUTION OR LIQUIDATION OF THE CORPORATION, TO REPAYMENT OF THE AMOUNT PAID FOR SUCH SHARE (PLUS ANY DECLARED AND UNPAID DIVIDENDS) IN PRIORITY TO THE CLASS A SHARES, BUT THEY SHALL NOT CONFER A RIGHT TO ANY FURTHER PARTICIPATION IN PROFITS OR ASSESTS.

NO SHARE OR SHARES OF THE CAPITAL OF THE CORPORATION SHALL BE TRANSFERRED WITHOUT THE CONSENT OF EITHER (A) A MAJORITY OF THE DIRECTORS OF THE CORPORATION EXPRESSED BY A RESOLUTION PASSED AT A MEETING OF THE BOARD OF DIRECTORS OR BY AN INSTRUMENT OR INSTRUMENTS IN WRITING SIGNED BY A MAJORITY OF THE DIRECTORS; OR (B) THE HOLDERS OF AT LEAST 51% OF THE OUTSTANDING COMMON SHARES OF THE CORPORATION EXPRESSED BY A RESOLUTION PASSED AT A MEETING OF SUCH SHAREHOLDERS OR BY AN INSTRUMENT OR INSTRUMENTS IN WRITING SIGNED BY THE HOLDERS OF AT LEAST 51% OF THE OUTSTANDING COMMON SHARES OF THE CORPORATION.

None

LIMITATION ON NUMBER OF SHAREHOLDERS:

THE NUMBER OF SHAREHOLDERS OF THE CORPORATION, EXCLUSIVE OF PERSONS WHO ARE IN ITS EMPLOYMENT AND EXCLUSIVE OF PERSONS, NOW HAVING BEEN FORMERLY IN THE EMPLOYMENT OF THE CORPORATION, WERE, WHILE IN THAT EMPLOYMENT, AND HAVE CONTINUED AFTER THE TERMINATION OF THAT EMPLOYMENT TO BE, SHAREHOLDERS OF THE CORPORATION IS LIMITED TO 50 TWO OR MORE PERSONS WHO ARE THE JOINT REGISTERED OWNERS OF ONE OR MORE SHARES BEING COUNTED AS ONE SHAREHOLDER.

BORROWING PROVISIONS:

THE DIRECTORS MAY FROM TIME TO TIME ON BEHALF OF THE CORPORATION, WITHOUT AUTHORIZATION OF THE SHAREHOLDERS:

(i) BORROW MONEY UPON THE CREDIT OF THE CORPORATION;

(ii) ISSUE, REISSUE, SELL OR PLEDGE BONDS, DEBENTURES, NOTES OR OTHER EVIDENCES OR INDEBTEDNESS OR GUARANTEE OF THE CORPORATION, WHETHER SECURED OR UNSECURED;

(iii) TO THE EXTENT PERMITTED BY THE CANADA BUSINESS CORPORATIONS ACT, (AS FROM TIME TO TIME AMENDED) GIVE DIRECTLY OR INDIRECTLY FINANCIAL ASSISTANCE TO ANY PERSON BY MEANS OF A LOAN, GUARANTEE OR OTHERWISE ON BEHALF OF THE CORPORATION TO SECURE PERFORMANCE OR ANY PRESENT OR FUTURE INDEBTEDNESS LIABILITY OR OBLIGATION OF ANY PERSON; AND

(iv) MORTGAGE, HYPOTHECATE, PLEDGE OR OTHERWISE CREATE A SECURITY INTEREST IN ALL OR ANY CURRENTLY OWNED OR SUBSEQUENTLY ACQUIRED REAL OR PERSONAL, MOVABLE OR IMMOVABLE PROPERTY OF THE CORPORATION INCLUDING BOOK DEBTS, RIGHTS, POWERS, FRANCHISES AND UNDERTAKINGS, TO SECURE ANY SUCH BONDS, DEBENTURES, NOTES OR OTHER EVIDENCES OF INDEBTEDNESS OR GUARANTEE OR ANY OTHER PRESENT OR FUTURE INDEBTEDNESS LIABILITY OR OBLIGATION OF THE CORPORATION.

PAGE 4

NOTHING IN THE ABOVE PROVISIONS LIMITS OR RESTRICTS THE BORROWING OF MONEY BY THE CORPORATION ON BILLS OF EXCHANGE OR PROMISSORY NOTES MADE, DRAWN, ACCEPTED OR ENDORSED BY OR ON BEHALF OF THE CORPORATION.

UNLESS THE BY-LAWS OF OR A UNANIMOUS SHAREHOLDERS AGREEMENT RELATING TO THE CORPORATION OTHERWISE PROVIDED, THE DIRECTORS MAY FROM TIME TO TIME DELEGATE TO A DIRECTOR, A COMMITTEE OF DIRECTORS, OR AN OFFICER ANY OR ALL OF THE POWERS CONFERRED BY THE FOREGOING PROVISION TO SUCH EXTENT AND IN SUCH MANNER AS THE DIRECTORS OF THE CORPORATION MAY DETERMINE AT THE TIME OF SUCH DELEGATION.

PROTECTING YOUR CORPORATE NAME

The granting of a corporate name by the Director under the Canada Business Corporations Act ("CBCA") generally confers a degree of protection for that corporate name. However, the granting of names under the CBCA does not in itself confer any rights to those names vis-à-vis corporate names or trade names which may have existed at the time of granting but which did not appear on the NUANS search report or which the Director did not, at the time of granting, consider likely to cause confusion. Similarly, the granting of a corporate name may not protect you from earlier or subsequent trade-marks of other parties.

The following gives a succinct overview of the relationship between trade name, corporate name and trade-mark rights and some general guidance as to how you can best protect your corporate name and the goodwill associated with it.

1. Before an applicant applies for a corporate name, it is important for him or her to ensure that there are no similar existing corporate names, trade names or trade-marks. A NUANS search report, including trade-marks which are registered or proposed for registration, is required to be filed with articles of incorporation, amendment, etc. and is usually very reliable. Since, however, the NUANS system is not fool-proof, the applicant remains responsible for any likelihood of confusion.

   While a name granted by the Director will appear on future NUANS searches required for incorporation in the federal and most provincial jurisdictions, you may wish to conduct your own NUANS searches on a periodic basis after your name has been approved. This would be done in order to ensure, to your own satisfaction, that no confusing corporate or business name has subsequently been approved in the jurisdiction(s) in which you are carrying on business, and to give you up to date information about trade-marks that have been applied for or registered subsequent to the granting of your corporate name.

2. Using a corporate name which is similar to a registered trade-mark may result in liability for infringement of the registered trade-mark even if the trade-mark was registered after the corporate name was granted. This is so because, under trade-marks law, the holder of a corporate name bears the responsibility of ensuring that no new trade-marks are registered which are confusing with that name. Information on registered and advertised trade-marks can be obtained from the Trade-Marks Journal distributed weekly by Supply and Services Canada * or by conducting a search of one of the various electronic trade-mark databases **. The holder of a corporate name has the right, in certain circumstances, to oppose the registration of a trade-mark or to have a trade-mark registration expunged.

3. Registration of a trade-mark is the best way to obtain the exclusive right to use the mark in all of Canada in association with the wares and services for which the registration is obtained. While the Trade-Marks Office ** can provide basic guidance, it is recommended that a specialist (a trade-mark agent or trade-mark lawyer) be consulted. It should be noted that trade-mark registration is not available for corporate names in all circumstances.

* Canada Communications Group
Publishing
Supply and Services Canada
45 Sacré-Coeur Blvd.
Hull, Quebec
K1A OS9
Tel: 1-800-635-7943
Tel: (819) 956-4800

** Trade-Marks Office
Industry Canada
Phase I, Place du Portage
Hull, Quebec
K1A OC9
Tel: (819) 953-8098 re on-line databases
Tel: (819) 997-1420 re general enquiries

Revised: February 1999

PROTECTION DE LA DÉNOMINATION SOCIALE

L'octroi d'une dénomination sociale par le directeur, en vertu de la *Loi canadienne sur les sociétés par actions* ("LCSA"), confère généralement une certaine protection de la dénomination sociale. Toutefois, l'octroi de dénominations en vertu de la LCSA ne confère pas en lui-même des droits sur ces dénominations par rapport aux dénominations sociales et raisons sociales qui peuvent avoir existé au moment de l'octroi en question, mais qui n'apparaissaient pas dans le rapport de recherche NUANS ou n'étaient pas, à l'époque, considérées par le directeur comme d'éventuelles sources de confusion. De même, il se peut que l'octroi d'une dénomination sociale ne vous protège pas par rapport aux marques de commerce antérieures ou subséquentes d'autres parties.

Voici un bref aperçu des liens existant entre les droits conférés par la raison sociale, la dénomination sociale et la marque de commerce et quelques conseils généraux sur la façon de protéger votre dénomination et la réputation y afférente.

1.   Avant qu'un requérant fasse une demande pour une dénomination sociale, il est important pour lui ou elle de s'assurer qu'il n'existe pas de dénominations sociales, raisons sociales ou marques de commerce semblables. Un rapport complet de recherche NUANS, incluant les marques de commerce enregistrées ou proposées d'être enregistrées est requis d'être déposé avec les statuts constitutifs, les clauses modificatrices, etc. et le rapport est normalement très fiable. Bien que le système NUANS ne soit pas indéréglable, il en demeure la responsabilité du requérant concernant toute allégation de confusion.

   Même si une dénomination accordée par le directeur apparaîtra sur les prochains rapports NUANS et qu'un tel rapport est requis pour se constituer en vertu des lois fédérales et de la plupart des lois provinciales, vous voudrez peut-être effectuer de nouvelles recherches NUANS régulièrement suite à l'approbation de votre dénomination sociale. Vous pourrez ainsi vous assurer qu'aucune autre entreprise utilise un nom portant à confusion dans la(les) juridiction(s) où vous opérez et vous mettre à jour quant aux nouvelles marques de commerce déposées ou enregistrées suite à l'octroi de votre dénomination sociale.

2.   L'utilisation d'une dénomination sociale qui est semblable à une marque de commerce enregistrée peut donner lieu à une violation de la marque de commerce enregistrée même si la marque de commerce avait été inscrite après l'octroi de la dénomination sociale. Ceci est vrai parce qu'en vertu de la Loi sur les marques de commerce, il revient au titulaire d'une dénomination sociale de s'assurer qu'aucune nouvelle marque de commerce, qui ressemble à sa dénomination sociale au point de créer de la confusion, n'est enregistrée. L'information quant aux marques de commerce déposées ou enregistrées est disponible du Journal sur les marques de commerce distribué hebdomadairement par Approvisionnement et Services Canada * ou en vérifiant la base de données des marques de commerce **. Le titulaire d'une dénomination sociale a en outre le droit, dans certaines circonstances, de contester l'enregistrement d'une marque de commerce ou de faire radier l'enregistrement d'une marque de commerce.

3.   L'enregistrement d'une marque de commerce est la meilleure façon d'obtenir le droit exclusif d'utiliser la marque dans tout le Canada relativement aux biens et aux services pour lesquels l'enregistrement est obtenu. Aucune marque de commerce ne peut être valablement enregistrée pour les mêmes biens et services si celle-ci cause de la confusion avec une autre marque de commerce ou raison sociale. Bien que le Bureau des marques de commerce ** puisse donner des conseils de base, il est recommandé de consulter un spécialiste (un agent de marques de commerce ou un avocat spécialisé en marques de commerce). Il faut souligner que l'enregistrement des marques de commerce n'est pas possible pour une dénomination sociale dans toutes les circonstances.

*	Groupe Communications Canada Édition 45, boul. Sacré-Coeur Hull (Québec) K1A OS9 Tél. : 1-800-635-7943 Tél. : (819) 956-4800	** Bureau des marques de commerce Industrie Canada Tour I, Place du Portage Hull (Québec) K1A OC9 Tél. : (819) 953-8098 pour bases de données en liaison direct Tél. : (819) 997-1420 pour renseignements généraux

Révisé: février 1999